



SECURIT   03011719   SSION

Wasnington, D. C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/02_____ AND ENDING__12/31/02_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adviser Dealer Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

6000 Memorial Drive
                              (No. and Street)

Dublin	OH	43017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wesley F. Hoag   614-766-7000
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Murphy, Grannis, Brickey & Co.
                    (Name – if individual, state last, first, middle name)

RECEIVED

FEB 2 8 2003

207

6059 Frantz Road, Suite 103	Dublin	OH	43017-3367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Joseph A. Zarr_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Adviser Dealer Services, Inc._____, as of __February 25_____, 20 _03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

Joseph A. Zarr
Signature

President

Title

Ruth Kirkpatrick
Notary Public

RUTH KIRKPATRICK
Notary Public, State of Ohio
My Commission Expires 04-20-07

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Adviser Dealer Services, Inc.

December 31, 2002



**Murphy,
Grannis,
Brickey & co.**

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Adviser Dealer Services, Inc.

We have audited the accompanying balance sheet of Adviser Dealer Services, Inc. as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adviser Dealer Services, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Murphy, Grannis, Brickey & Co.

MURPHY, GRANNIS, BRICKEY & CO.

Dublin, Ohio
February 25, 2003

ADVISER DEALER SERVICES, INC.
BALANCE SHEET
December 31, 2002

ASSETS

Current Assets:	
Cash and cash equivalents	$ 120,920
Accounts, commissions and fees receivable	47,844
	168,764
Property and Equipment:	
Computer software	31,130
Accumulated depreciation	(22,220)
	8,910
	$ 177,674

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 26,702
Subordinated borrowing	100,000
Stockholder's Equity:	
Common stock, no par; 1,000 shares authorized, issued and outstanding	10,000
Additional paid in capital	20,000
Retained earnings	20,972
	50,972
	$ 177,674

The accompanying notes are an integral part of the financial statements.

ADVISER DEALER SERVICES, INC.
STATEMENT OF OPERATIONS
for the year ended December 31, 2002

Revenue:	
Commissions and fees	$ 126,573
Marketing and administrative fees	278,758
Interest income	2,992
	408,323
Expenses:	
Commissions	71,638
Marketing expenses	169,297
Salaries and benefits	82,312
Regulatory fees and expenses	8,817
Interest expense	10,000
Other general and administrative expenses	68,358
	410,422
Net Loss	$ (2,099)

The accompanying notes are an integral part of the financial statements.

ADVISER DEALER SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
for the year ended December 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at December 31, 2001	$ 10,000		$ 23,071	$ 33,071
Capital contribution		$ 20,000		20,000
Net loss			(2,099)	(2,099)
Balances at December 31, 2002	$ 10,000	$ 20,000	$ 20,972	$ 50,972

The accompanying notes are an integral part of the financial statements.

ADVISER DEALER SERVICES, INC.
STATEMENT OF CASH FLOWS
for the year ended December 31, 2002

Cash Flows From Operating Activities:

Net loss	$ (2,099)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,368
Increase in accounts, commissions and fees receivable	(37,843)
Decrease in accounts payable and accrued expenses	(118,685)
Net Cash Used by Operating Activities	(148,259)

Cash Flows From Financing Activities:

Capital contribution	20,000

Net Change in Cash and Cash Equivalents	(128,259)
Cash and Cash Equivalents at December 31, 2001	249,179
Cash and Cash Equivalents at December 31, 2002	$ 120,920

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$ 10,000
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of the financial statements.

ADVISER DEALER SERVICES, INC.
Notes to Financial Statements

1. Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Meeder Financial, Inc.

2. Summary of Significant Accounting Policies:

Cash and Cash Equivalents:

Management considers as cash and cash equivalents all checking, savings and money market mutual fund accounts.

Depreciation:

Depreciation is provided using the straight line method over the estimated useful life of the asset which is three years.

Income Taxes:

Meeder Financial, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Financial, Inc. has elected to be treated as an S Corporation as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided, however, the Company is liable for any local income taxes.

Concentration of Credit Risk:

From time to time the Company maintains cash deposits in excess of federally insured limits.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Parties:

The Company is affiliated through common ownership with Meeder Asset Management, Inc. which provides investment advisory services. During 2002, the

(continued)

Company earned $36,987 in commissions and fees from the sale of shares of mutual funds managed by Meeder Asset Management, Inc. and the Company billed Meeder Asset Management, Inc. $278,758 in administrative fees. In addition, Meeder Asset Management, Inc. was reimbursed $129,167 for the Company's allocable share of administrative and operating expenses. At December 31, 2002, Meeder Asset Management, Inc. owed the Company $41,231 which is included in accounts, commissions and fees receivable in the accompanying balance sheet.

At December 31, 2002, Mutual Funds Service Co. owed the Company $6,613 for commissions which is included in accounts, commissions and fees receivable in the accompanying balance sheet.

4. **Subordinated Borrowings:**

The borrowings under subordination agreements at December 31, 2002, are as follows:

Subordinated note payable to Meeder Financial, Inc.,
with interest at 10 percent, due on November 30, 2005 $ 100,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. **Net Capital Requirements:**

The company is subjected to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2002, the Company had net capital of $94,070 calculated as follows:

Stockholder's equity	$	50,972
Plus subordinated borrowings		100,000
Less unallowed assets		(56,754)
Less haircuts on securities		(148)
	$	94,070

At December 31, 2002, the Company's net capital was $89,070 in excess of its required net capital of $5,000. The net capital agrees with the amount reported by the Company in Part II of its FOCUS Report as of December 31, 2002. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .28 to 1.



**Murphy,
Grannis,
Brickey & co.**

Certified Public Accountants

ADVISER DEALER SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
STRUCTURE
REQUIRED BY SEC RULE 17a-5

To the Stockholder
Adviser Dealer Services, Inc.

In planning and performing our audit of the financial statements of Adviser Dealer
Services, Inc., for the year ended December 31, 2002, we considered its internal control
structure including procedures for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial statements
and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making
the periodic computations of aggregate indebtedness and net capital under Rule 17a-
3(a)(11) and the procedures for determining compliance with the exemptive provisions of
Rule 15c3-3. We did not review the practices and procedures followed by the Company in
making the quarterly securities examinations, counts, verifications and comparisons, and
the recordation of differences required by Rule 17a-13 or in complying with the
requirements for prompt payment for securities under Section 8 of Regulation T of the
Board of Governors of the Federal Reserve System, because the Company does not carry
security accounts for customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing and maintaining an
internal control structure and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of internal control structure
policies and procedures and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected to achieve
the Commission's above-mentioned objectives. Two of the objectives of an internal
control structure and the practices and procedures are to provide management with
reasonable, but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use or disposition and that
transactions are executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 7a-5(g) under the Securities Exchange act of 1934 and should not be used for any other purpose.

MURPHY, GRANNIS, BRICKEY & CO.

Dublin, Ohio
February 25, 2003